VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 48 hours before the time of the meeting. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

GIGAMEDIA LIMITED

8F, NO. 22, LANE 407, SECTION 2 TIDING BLVD.

NEIHU DISTRICT, TAIPEI 114 TAIWAN R.O.C

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR proposals 1 through 5.

1Adoption of Audited Financial Statements

2Approval of Appointment of Auditors

3Approval of Directors' Remuneration

4Approval of Authority to Allot and Issue Shares

5Approval for Share Purchase Mandate

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address change/comments, mark here. (see reverse for instructions)

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Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]

Date

Signature (Joint Owners)

Date

0000377195_1     R1.0.1.17

For	Against	Abstain
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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:                                                                         The Notice & Proxy Statement, U.S. Annual Report and Singapore Annual Report are available at www.proxyvote.com

GIGAMEDIA LIMITED

Annual Meeting of Shareholders June 22, 2018 11:00 AM

This proxy is solicited by the Board of Directors

I/We, being a Shareholder/Shareholders of the above named Company, hereby appoint Cheng-Ming Huang (aka James Huang) of 8F, No. 22, Lane 407, Section 2 Tiding Blvd., Neihu District, Taipei R.O.C., failing whom the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Flat C, 7/F, Lucky Horse Industrial Building, 64 Tong Mi Rd., Mongkok, Kowloon, Hong Kong on Friday, June 22, 2018, at 11:00 AM local time, and at any adjournment or postponement thereof.

This Proxy, when properly executed, and returned in a timely manner, will be voted at the Annual General Meeting and any adjournments thereof in the manner described herein. If no contrary indication is made, the proxy will be voted as recommended by the Board of Directors and the Company's management.

1.The proxy form must be signed by the Shareholder or by the Shareholders' attorney duly authorized in writing or, if the appointer is a corporation, either, under seal or in some other manner approved by the directors of the Company.

2.To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power of authority, if relevant) must be returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, no less than 48 hours before the meeting.

0000377195_2     R1.0.1.17

Address change/comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side